

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15a-16 OF THE SECURITIES EXCHANGE ACT OF 1934


REC'D S.E.C.
JUN 2 5 2002
1086

Report on Form 6-K dated June 25, 2002

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: Press Release dated June 25, 2002.

Moody`s Investors Service Upgraded the Credit Ratings of Partner Communications Company Ltd.

Senior Implied Ratings Upgraded to Ba3

Rosh Ha'ayin, Israel, June 25, 2002 – Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD) today announced that Moody`s Investors Service upgraded its credit ratings.

Moody's upgraded the Company's senior implied rating to Ba3 from B1, the Company's issuer rating to B2 from B3, and the Company's rating regarding its $175 million senior subordinated global notes due in 2010 to B2 from B3. Moody's also reiterated that its outlook on the Company is stable.

Commenting on the upgrades by Moody's, Partner's CFO, Mr. Alan Gelman said that "The main drivers for the ratings upgrade were (1) our solid operational and financial performance since our initial ratings approximately two years ago; (2) our improving profitability ratios as evidenced by increasing EBITDA for 13 consecutive quarters, which have improved our credit metrics; and (3) our ability to build a substantial subscriber base in a very competitive market."

Moody`s also referred to the successful resolution by the Company of the related party restrictions imposed by Bank of Israel on Bank Hapoalim's lending to the Company and the relatively low price the Company paid for its third generation license.

Mr. Gelman added, " The resolution of the Bank Hapoalim issue has effectively removed any immediate funding issues with regard to 3G".

About Partner Communications

Partner Communications Company Ltd. is the first Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. The Company commenced full commercial operations in January 1999 under the international orange ™ brand name and, through its network, provides quality of service and a range of features to more than 1.5 million subscribers in Israel. Partner subscribers can use roaming services in 100 destinations using 237 GSM networks. The Company's ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. (For further information: http://investors.partner.co.il)

Contacts:

Mr. Alan Gelman
Chief Financial Officer
Tel: +972-67-814951
Fax: +972-67-815961
mail:alan.gelman@orange.co.il

Dr. Dan Eldar
V.P. Carrier, Investor and International Relations
Tel: +972-67-814151
Fax: +972-67-814161E-
E-mail:dan.eldar@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd



By /s/
Name: Alan Gelman
Title: Chief Financial Officer

Dated: June 25, 2002